

September 30, 2014

Via E-mail
Frank H. Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re:** **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed July 31, 2014**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You told us in your letter dated January 10, 2012 that you provided certain software and services to Cuba and Sudan. Also, you told us in your letter dated February 2, 2012 that you intended to sell certain software into Syria by September 2013. It appears from your website that Microsoft Lebanon SARL continues to provide support services for Syria. In addition, you state on page 6 that your phones are "being tailored for virtually every demographic and geography worldwide." Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letters. You should describe any products, software, technology or services you have provided into Cuba, Sudan and

Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2.   Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria since the referenced letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results of Operations, page 32

3.   In parts of the discussion of your segments, you do not appear to indicate whether the changes in revenue occurred as a result of changes in prices or volume. For example and without limitation, you explain on page 33 under the caption "D&C Other" that the revenue increase was "offset in part by a 25% reduction in display advertising revenue," but it is unclear if the decrease was caused by changes in price or volume. Similarly, under "Commercial Other" on page 35, you do not indicate whether the higher revenue was caused from changes in price or volume. Please confirm that you will revise your disclosure in future filings to clarify whether changes in revenue were as a result of change in price or volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Application of Critical Accounting Policies

Goodwill, page 47

4.   Tell us and disclose whether the goodwill at the reporting units is at risk of failing step one of the impairment test. If a reporting unit is at risk of failing step one of the impairment test, please identify and provide the following disclosures for each such reporting unit in future filings:

      a.   The percentage by which fair value exceeded carrying value as of the date of the most recent test;
      b.   The amount of goodwill allocated to the reporting unit;

      c.   A description of the methods and key assumptions used and how the key assumptions were determined;

      d.   A discussion of the degree of uncertainty associated with the key assumptions; and

      e.   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If the estimated fair values substantially exceed the carrying values of your reporting units, please consider disclosing this determination in future filings.

Financial Statements and Supplementary Data

Notes to Financial Statements

Note 5 – Derivatives

Credit-Risk-Related Contingent Features, page 69

5.   Tell us what consideration you gave to the disclosure requirements in ASC 815-10-50-4H. In this regard, address what consideration was given to the requirement to disclose the aggregate fair value amounts of the derivative instruments with credit-risk-related contingent features that are in a net liability position as well as, if the features were triggered, the aggregate fair value of the additional assets that would be required to be posted as collateral and of the assets needed to settle the instrument immediately.

Note 21 – Segment Information and Geographic Data, page 91

6.   Please elaborate on the method used to allocate certain revenue to your segments. In this regard, describe to us and explain the consideration you gave to disclosing how the relative value of the underlying products and services is determined in allocating revenue. Refer to ASC 280-10-50-29.

7.   We note that the revenue from other countries represents a material portion of total revenue for all periods presented, although no country other than the United States accounted for more than 10%. Tell us the regions or countries that comprise the category of other countries, as well as the associated amount of revenue for each region or country. Explain what consideration you gave to disclosing any material concentrations in geographic revenue. In this regard, we note the risk of regulatory scrutiny in certain foreign countries and regions disclosed on page 21. Refer to ASC 280-10-50-41 and ASC 275-10-50-18(d).

8.   We note you disclose your significant products and service offerings in a table. Tell us what consideration you gave to separately presenting revenues earned from Microsoft Office systems and Windows PC operating systems between Devices & Consumer and

Commercial. In addition, we note you disclose the amount of Commercial Cloud revenue. Tell us and explain the consideration you gave to disclosing the amount of revenue earned from cloud-based offerings within Devices & Consumer in a footnote to the table. To the extent significant to the respective product categories in the table, also tell us what consideration you gave to disclosing the amount of cloud-based revenue attributable to each category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief